UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File Number: 001-34149

CHINA CERAMICS CO., LTD.
(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5051

 (Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company
33 Riverside Avenue
5th Floor
Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

The securities of China Ceramics Co., Ltd. (“China Ceramics”) have been suspended from trading on the NYSE Amex due to its failure to meet NYSE Amex initial listing standards immediately after the recently completed business combination with Success Winner Limited, as set forth in Section 341 of the Company Guide.  The suspension was effective December 29, 2009.  The ordinary shares, units and warrants of China Ceramics have begun trading on the Over-the-Counter Bulletin Board (OTCBB) under the symbols CHSQ, CHSQU and CHSQW, respectively.

Financial Statements and Exhibits

Exhibit No.	Description
99.1	Press release dated December 29, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 31, 2009

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer